Exhibit 36

 ASARCO                                                               NEWS



                              FOR IMMEDIATE RELEASE

                          ASARCO NOTIFIES PHELPS DODGE
                           OF INTENTION TO ACCEPT NEW
                       GRUPO MEXICO $29.75 PER SHARE OFFER

 NEW YORK, N.Y., OCTOBER 15, 1999 -- ASARCO Incorporated (NYSE:AR) announced today that its Board of Directors met to consider the terms and conditions of a newly increased $29.75 per share cash merger proposal from Grupo Mexico, S.A. de C.V. The transaction contemplated by the proposed merger agreement would be a $29.75 per share cash tender offer for all of the outstanding shares of Asarco common stock, followed by a merger.

 At the meeting, the Board of Directors authorized Asarco's management to notify Phelps Dodge Corporation (NYSE:PD), in accordance with the terms of Asarco's current merger agreement with Phelps Dodge, that Asarco is prepared to accept the Grupo Mexico proposal and that it intends to terminate the merger agreement at or after 9 a.m. on Saturday, October 23, 1999.


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   FOR FURTHER INFORMATION:  Jerry W. Cooper (212) 510-1810  (212) 510-1835
 (FAX) Donald M. Noyes (212) 510-1813 Corporate Communications Department, ASARCO Incorporated, 180 Maiden Lane, N.Y. 10038-4991